UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the months of April and May 2026

Commission File No. 001-42880

BLACK TITAN CORPORATION

(Registrant’s Name)

Level 8, Unit 8-02 The Bousteador, 10, Jalan PJU 7/6

Mutiara Damansara, 47800 Petaling Jaya

Selangor Darul Ehsan, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Material Agreements

Settlement Agreement and Mutual Release

In January 2026, Mr. Lazar, the former Chief Executive Officer of Titan Pharmaceuticals, Inc. (“TTNP”), the predecessor company to Black Titan Corporation (“Black Titan”), asserted a claim against the Company alleging an entitlement to a special bonus arising in connection with the merger that closed on October 1, 2025. The Company disputed both the validity and the amount of Mr. Lazar’s claim and the amount involved, and the parties remained in active dispute through the first quarter of 2026.

Following negotiations, Black Titan executed a Settlement and Release Agreement with Mr. Lazar, pursuant to which they agreed to fully and finally resolve the disputed claim through a one-time payment of US$800,000 (the “Settlement Amount”). The Settlement Amount was determined in April 2026 and paid in full on April 15, 2026, and Mr. Lazar acknowledged that the Group owes no further amounts.

Each of Black Titan and Mr. Lazar also agreed to a mutual release of any claims they may have against each other.

Related Party Transaction.

ARC Group International Limited (“ARC”), a significant shareholder of Black Titan, provided the funds for payment of the Settlement Amount.

In satisfaction of the payment of the Settlement Amount by ARC directly to Mr. Lazar, Black Titan has issued 800 preferred shares of $0.001 par value each in Black Titan, which are designated as series B preferred shares (the “Series B Shares”) to ARC, pursuant to the terms of a Securities Purchase Agreement, May 8, 2026. The Series B Shares are convertible, at any time, and from time to time, into ordinary shares of Black Titan at a conversion price of 80% of the 5-day VWAP immediately preceding the applicable conversion date. Black Titan will register the ordinary shares underlying the Series B Shares within sixty (60) days after the closing date of the sale of the Series B shares, and to use commercially reasonable efforts to have such registration statement declared effective as soon as practicable thereafter.

The Series B Shares have no voting rights. However, as long as any Series B Shares are outstanding, the Black Titan shall not, whether by amendment, merger, or any other means, without the affirmative consent of the holders of a majority of the then outstanding Series B Shares:

●	alter or change adversely the powers, preferences or rights attached to the Series B Shares;

●	amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series B Shares;

●	increase the number of Series B Shares which the Company may issue;

●	enter into or consummate any fundamental transaction; or

●	enter into any agreement with respect to any of the foregoing.

The Audit Committee of Black Titan has ratified the related party transaction.

2

Amendment to Convertible Note Transaction Documents

As previously disclosed in the Report on Form 6-K filed in January 2026, on January 16, 2026, Black Titan entered into a Securities Purchase Agreement with an institutional investor (the “Buyer”) relating to the issuance and sale of a series of original issue discount senior, unsecured convertible notes for up to an aggregate principal amount of $200,000,000, which are convertible into ordinary shares of Black Titan. On the same date, Black Titan issued an initial note in the principal amount of $1,515,000 and a registration rights agreement.

On May 11, 2026, we entered into amendment agreements with the Buyer to amend the (i) Securities Purchase Agreement, (ii) Registration Rights Agreement; and (iii) Initial Note (collectively, the “Convertible Note PIPE transaction documents”), which were initially executed on January 16, 2026 in connection with the closing of the Convertible Notes PIPE transaction, to (x) remove all references to the defined term “Adjusted Floor Price” from the Convertible Note PIPE transaction documents, and to (y) amend and restate certain defined terms to remove references to “Adjusted Floor Price” from the following definitions in the Initial Note:

(1)	“Alternate Conversion Floor Amount” means an amount in cash, to be delivered by wire transfer of immediately available funds pursuant to wire instructions delivered to the Company by the Holder in writing, equal to the product obtained by multiplying (A) the VWAP on the day the Holder delivers the applicable Conversion Notice and (B) the difference obtained by subtracting (I) the number of Ordinary Shares delivered (or to be delivered) to the Holder on the applicable Share Delivery Deadline with respect to such Alternate Conversion from (II) the quotient obtain by dividing (x) the applicable Conversion Amount that the Holder has elected to be the subject of the applicable Alternate Conversion, by (y) the applicable Alternate Conversion Price without giving effect to clause (ii)(x) of such definition.

(2)	“Excluded Securities” means (i) Ordinary Shares or standard options to purchase Ordinary Shares issued to directors, officers, employees or consultants of the Company for services rendered to the Company in their capacity as such pursuant to an Approved Stock Plan (as defined above) or as inducement awards granted outside of an Approved Stock Plan, provided that (A) all such issuances (taking into account the Ordinary Shares issuable upon exercise of such options) after the Subscription Date pursuant to this clause (i) do not, in the aggregate, exceed more than 20% of the Ordinary Shares issued and outstanding immediately prior to the Subscription Date and (B) the exercise price of any such options is not lowered, none of such options are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such options are otherwise materially changed in any manner that adversely affects any of the Buyers; (ii) Ordinary Shares issued upon the conversion or exercise of Convertible Securities or Options (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) issued prior to the Subscription Date, provided that the conversion price of any such Convertible Securities (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) is not lowered, none of such Convertible Securities or Options (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such Convertible Securities or Options (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) are otherwise materially changed in any manner that adversely affects any of the Buyers; and (iii) the Ordinary Shares issuable upon conversion of the Notes or otherwise pursuant to the terms of the Notes; provided, that the terms of the Notes are not amended, modified or changed on or after the Subscription Date (other than antidilution adjustments pursuant to the terms thereof in effect as of the Subscription Date).

(3)	“Floor Price” means $0.3248 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events), which price is no less than 20% of the closing price of the Ordinary Shares on the Trading Day immediately prior to the execution of the Transaction Documents.”

(4)	“Interest Conversion Price” means, as of any date of determination, the lower of (x) the Conversion Price then in effect on the applicable Interest Date or (y) 90% of the lowest daily VWAP of the Ordinary Shares during the ten (10) Trading Days prior to the applicable Interest Date, but shall in no event be lower than the Floor Price then in effect.”

Other Events

On May 12, 2026, Black Titan released a press release with updates to certain companies in the digital assets industry. The full text of the press release is attached as Exhibit 99.1.

Exhibits

4.1	Certificate of Designations for Series B Preferred Shares of Black Titan Corporation
10.1	Settlement and Release Agreement dated April 2, 2026, with David Lazar
10.2	First Amendment to the Securities Purchase Agreement, dated May 11, 2026
10.3	First Amendment to the Registration Rights Agreement, dated May 11, 2026
10.4	First Amendment to the Senior Unsecured Convertible Note, dated May 11, 2026
99.1	Press Release dated May 12, 2026

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Black Titan Corporation

By:	/s/ Chay Weei Jye
Name:	Chay Weei Jye
Title:	Co-Chief Executive Officer

Dated: May 15, 2026

4